Mr. Larry Spirgel
Assistant Director
United States Securities and Exchange Commission
Washington, D.C. 20549

June 15, 2005

RE:          Concorde Career Colleges, Inc. Form 10-K for the fiscal year ended December 31, 2004
Filed March 15, 2005
Form 10-Q for the quarter ended March 31, 2005
File No. 000-16992

Dear Mr. Spirgel,

This letter is in reference to your inquiry dated May 16, 2005 concerning Concorde Career Colleges, Inc. (the “Company”) and represents further clarification of our position regarding your question number 4 in response to our phone conversation on June 7, 2005.

As further clarification of our position and in response to our phone conversation on June 7, 2005, we have attached a copy of an enrollment agreement that is used for all enrollments. The enrollment agreement is signed by the student and a Company representative and legally binds and obligates the student as the responsible party for payment of all program cost. The enrollment agreement also sets forth the Company’s refund policy (which is in compliance with federal and state regulations). Note that the Company is not obligated to make any refunds to the student and/or federal or state lenders or grantors if the student completes 60% of the course.

In addition, by signing the enrollment agreement, the student specifically authorizes the Company to sell, discount or transfer rights under the Agreement and/or Retail Installment Contract / Tuition Payment Addendum. The Company has utilized and its bank has accepted enrollment agreements as collateral for an operating line of credit.

In summary, the Company believes that the recorded account receivable contains the three essential characteristics of an asset as set forth in Statement of Financial Accounting Concepts 6 because:
a)	entering a binding contract establishes a probable future benefit that directly contributes to future net cash inflows,

b)	the Company has obtained the benefit of the account receivable and controls others' access to it as demonstrated by its ability to pledge the receivable as collateral for its line of credit, and

c)	the transaction or other event (execution of the contract and beginning of classes) giving rise to the Company's right to or control of the benefit has already occurred.

You requested information regarding the amount of time students remain in their program of study before they withdraw. Approximately 70% of our students complete their program of study. Students withdraw at various times during their program. If we use an example of 100 students starting the program 70 will complete the program, thirty will withdraw over the length of the program. Approximately 6 or 19% of those students withdraw within 30 days of beginning the program. An additional 5 or 17% will withdraw in the next 30 days. The chart below outlines the withdraw rate.

			# of students
			Based upon
# of days in program before withdrawn			100 starts
From	To	(A)	& 30 withdraws
1	30	18.9%	6
31	60	17.2%	5
61	90	12.2%	4
91	120	10.4%	3
121	150	7.9%	2
151	180	6.5%	2
181	end of program	26.8%	8
		100.0%	30
(A) This is the percentage of withdrawn students that fall within the associated time period. For example, 18.9% of withdrawn students withdraw from one to 30 days from the beginning of the program.

If you have any questions you can contact me at (913) 831-9977

Best regards,

/s/ Paul R.Gardner

Paul R. Gardner
Chief Financial Officer
Concorde Career Colleges, Inc.
5800 Foxridge Drive, Suite 500
Mission, Kansas 66202

cc Jack L. Brozman, Chief Executive Officer, Concorde Career Colleges, Inc.
Theodore J. Hempy, BKD LLP
Thomas J. Lynn, Bryan Cave LLP